SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 24, 2012

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 24, 2012: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation exceeded 5%

STOCK EXCHANGE RELEASE

April 24, 2012

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of JPMorgan Chase & Co. in Nokia Corporation exceeded 5%

Nokia Corporation
Stock exchange release
April 24, 2012 at 16.10 (CET+1)

Espoo, Finland - According to information received by Nokia Corporation, the holdings, comprising of both shares and financial instruments, of JPMorgan Chase & Co. have exceeded 5% of the share capital of Nokia.

On April 20, 2012, the holdings of JPMorgan Chase & Co. and its controlled undertakings in Nokia, comprising of both shares and financial instruments, amounted to a total of 215 790 532 Nokia shares, corresponding to approximately 5.76 % of the total number of shares and voting rights of Nokia. The holdings include shares owned by JPMorgan Chase companies as well as shares held on behalf of clients.

The holdings are divided between various controlled undertakings of JPMorgan Chase & Co. The holdings of J.P. Morgan Securities Ltd. amounted to a total of 200 308 762 Nokia shares, corresponding to approximately 5.35% of the total number of shares and voting rights of Nokia.

The above total holdings comprise of 177 074 274 Nokia shares, corresponding to approximately 4.73 % of the total number of shares and voting rights of Nokia, and various financial instruments that can in aggregate result to a holding of 38 716 258 Nokia shares, corresponding to approximately 1.03% of the total number of shares and voting rights of Nokia.

The financial instruments are customary to the financial markets, such as option arrangements, with expirations dates ranging from April 27, 2012 to January 18, 2014.

JPMorgan Chase & Co. has its head office at 270 Park Avenue, New York, NY 10017, USA and its IRS identification number is 13-2624428. J.P. Morgan Securities Ltd. is a company registered in the United Kingdom under registration number 02711006 and is an indirectly wholly owned subsidiary of JPMorgan Chase & Co.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal